Mail Stop 3561

December 27, 2007

Mr. Peter Boneparth
President and Chief Executive Officer
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

>   **Re: Jones Apparel Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 26, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended October 6, 2007**
>   **Filed November 5, 2007**
>   **File No. 1-10746**

Dear Mr. Boneparth:

    We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended October 6, 2007

Discontinued Operations, page 9

1. We note that you classified the $107.7 million reversal of your deferred tax valuation allowance within continuing operations. Please confirm to us that the asset(s) giving rise to the previously reserved capital loss were unrelated to the assets sold in the Barneys transaction.

Assets Held For Sale, page 11

2. We note that you reversed $30.4 million of losses on assets held for sale as a result of reclassifying those assets to assets held and used. Please provide us with the following information regarding these impairment reversals:

- Provide us with a complete narrative of the related impairment charges and reversals, including the specific accounting guidance you relied upon. Please tell us the nature of the assets involved and whether they had definite or indefinite lives. Considering that you transferred the assets to a held and used classification, please also explain how the assets originally met the held for sale criteria in paragraph 30 of SFAS 144;

- Clarify why the assets qualify as held and used considering you will be "liquidating the related brands." Accordingly, please explain why it would be inappropriate to instead recognize gains on sale of the assets during the period(s) they are sold;

- Tell us if you reversed any impairment charges on indefinite-lived intangible assets; and

- Clarify why $13.6 million of the recovery was "reclassified" as additional impairments. Please tell us the nature of these "additional" assets and how they relate to the original impaired assets.

Controls and Procedures, page 30

3. We advise you that your definition of disclosure controls and procedures does not fully agree with the Exchange Act definition. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:

- recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

- accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

4. You state that your disclosure controls and procedures "are effective at the reasonable assurance level." If you include a reasonable assurance conclusion in future filings, please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and define what a "reasonable assurance level" represents. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief